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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 50156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. P. Turner & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1100
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Fisher **(404) 479-8115**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Steven Fisher**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

J. P. Turner & Company, LLC, as

of **December 31**, **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Fin Op

Title

2/23/12

Notary Public

DENNIS S MADEJ
NOTARY PUBLIC
COBB COUNTY
STATE OF GEORGIA
MY COMM. EXPIRES MAY 28, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

J. P. TURNER & COMPANY, L.L.C.

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2011
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of J.P. Turner & Company, L.L.C.

We have audited the accompanying statement of financial condition of J. P. Turner & Company, L.L.C. as of December 31, 2011, and the related statements of operations and changes in members' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of J. P. Turner & Company, L.L.C. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

	2011
Cash and cash equivalents	$ 879,929
Receivable from broker-dealers	5,553,532
Customer list, less valuation reserve of $666,000 (Note J)	54,000
Deposits with clearing broker-dealers (Note K)	250,000
Advances to employees (Note B)	1,531,448
Securities owned, at estimated fair value (Notes F and G)	356,093
Office furniture and equipment, at cost, less accumulated depreciation of $1,472,790 (Note C)	82,678
Due from related parties	4,805
Other	325,693
	$ 9,038,178

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND MEMBERS' EQUITY

	2011
Liabilities:	
Accounts payable	$ 305,875
Accrued commissions	3,349,518
Securities sold, but not yet purchased, at market value (Notes F and G)	489,027
Accrued litigation cost (Note H)	1,291,594
Due to related parties	50,755
Other accrued liabilities	224,143
Deferred rent liability (Note C)	460,866
Total Liabilities	6,171,778
Members' Equity (Note D):	
Paid in capital	1,457,982
Retained earnings	35,016,830
Accumulated distributions	(33,608,412)
Total Members' Equity	2,866,400
	$ 9,038,178

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

	2011
Revenues:	
Commissions	$ 58,712,822
Investment banking	5,045,930
Trading	1,362,869
Interest and dividends	3,809
Total revenues	65,125,430
Expenses:	
Employee compensation and benefits	5,317,580
Commissions, clearing costs and investment banking	55,211,730
Communications and data processing	1,032,237
Occupancy (Note C)	856,089
Interest (Note C)	1,215
Other	4,600,997
Total expenses	67,019,848
Net loss	$ (1,894,418)

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

	2011
CASH FLOW FROM OPERATING ACTIVITIES:	
Net (loss)	$ (1,894,418)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	48,360
Amortization and write-off of employee advances	665,304
Writedown of customer list	72,000
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables	1,731,409
Securities owned	909,607
Advances to employees and members, net	709,705
Other	258,262
Due from related parties	(4,805)
Increase (decrease) in:	
Accounts payable	43,255
Accrued commissions	(988,607)
Litigation accrual	(312,815)
Other liabilities	(290,706)
Accrued rent	(89,481)
Securities sold, not yet purchased	42,739
Due to related parties	(153,519)
NET CASH PROVIDED BY OPERATING ACTIVITIES	746,290
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(23,253)
NET CASH USED BY INVESTING ACTIVITIES	(23,253)
CASH FLOW FROM FINANCING ACTIVITIES:	
Distributions to members	(651,002)
Payment of capital lease obligations	(13,989)
NET CASH USED BY FINANCING ACTIVITIES	(664,991)
NET INCREASE IN CASH	58,046

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

	2011
Cash at beginning of year	$ 821,883
Cash at end of year	$ 879,929
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 1,215

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2011

	Paid-in Capital	Accumulated Distributions	Retained Earnings	Total
Balance, December 31, 2010	$ 1,457,982	$ (32,957,410)	$ 36,911,248	$ 5,411,820
Net (loss)			(1,894,418)	(1,894,418)
Distributions to members		(651,002)	-	(651,002)
Balance, December 31, 2011	$ 1,457,982	$ (33,608,412)	$ 35,016,830	$ 2,866,400

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2011

Subordinated borrowings at January 1, 2011	$ -
Increases:	
Issuance of subordinated notes	1,000,000
Decreases:	
Payment of subordinated notes	(1,000,000)
Subordinated borrowings at December 31, 2011	$ -

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Turner & Company, L.L.C. was organized as a Limited Liability Company and began business as an independent registered broker-dealer in 1997. The Company is a member of the Financial Industry Regulatory Authority. The Company's activities have primarily been in the area of providing investment banking and securities brokerage services to the public.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes: The Company is a Limited Liability Company that has elected to be taxed as an S Corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Investment Banking: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities and debt offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Date of Management's Review – Subsequent events were evaluated through February 27, 2012, which is the date the financial statements were available to be issued.

Receivables: Receivables are uncollaterized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the receivables recorded at December 31, 2011 are fully collectable and are therefore stated at net realizable value.

NOTE B – ADVANCES TO EMPLOYEES

At December 31, 2011, approximately $850,000 of the advances to employees are supported by non-interest bearing notes receivable which are to be forgiven by the Company as compensation if the employees meet certain performance criteria or are employed at certain dates in the future. These balances are charged to compensation during the term of employment.

NOTE C – LEASES

Operating leases:
The Company leases its office facilities and other property under operating leases. Operating lease expense for 2011 was approximately $799,000.

At December 31, 2011, the future minimum lease payments under office facilities leases are as follows:

2012	$ 750,000
2013	760,000
2014	260,000
Total	$ 1,770,000

During 2003 and 2005, the Company entered into new office premises leases that contained periods of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free-rent period.

NOTE D – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $665,647, which was $289,684 in excess of its required net capital of $375,963 and ratio of aggregate indebtedness to net capital is 8.47 to 1.0.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the

Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE F – FAIR VALUE (CONTINUED)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2011.

	Fair Value Measurements December 31, 2011	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
Municipal bonds	$ 247,765	$ 247,765	$ -	$ -
Equities	108,328	108,328	-	-
	$ 356,093	$ 356,093	$ -	$ -
Liabilities:				
Securities sold, not yet purchased:				
Municipal bonds	$ 323,317	$ 323,317	$ -	$ -
Equities	165,710	165,710	-	-
	$ 489,027	$ 489,027	$ -	$ -

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE G – SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2011 consist of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets:				
Municipal bonds	$ 239,944	$ 7,821	$ -	$ 247,765
Equities	102,014	-	(22,343)	79,671
Real estate investment trust	28,650	7	-	28,657
	$ 370,608	$ 7,828	$ (22,343)	$ 356,093
Liabilities:				
Securities sold, not yet purchased:				
Municipal bonds	$ 328,167	$ -	$ (4,850)	$ 323,317
Equities	215,650	-	(49,940)	165,710
	$ 543,817	$ -	$ (54,790)	$ 489,027

The municipal bond maturities range from 19 to 37 years.

There were no securities impaired at December 31, 2011.

NOTE H – CONTINGENCIES

The Company is engaged in various litigation and arbitrations incurred in the normal course of business. At December 31, 2011, the Company has accrued approximately $1,292,000 for the expected cost to settle litigation and arbitrations in progress, after estimated reimbursements from insurance carriers and employed brokers, and reduction of amounts to estimated losses.

NOTE I – RETIREMENT PLAN

The Company has adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No Company contributions were authorized for 2011.

NOTE J – CUSTOMER LIST

During September 2002, a company related to J. P. Turner & Company, LLC through common ownership, acquired certain customers of a Denver, Colorado based broker-dealer. The related company contributed the customers acquired to the Company as a capital contribution at the time of acquisition. The purchase price was $720,000 and this amount was recorded as an intangible asset and capital contribution.

In addition to the initial purchase price, the Company is to pay to the sellers monthly payments based on monthly profits of the Company. The payments based on profits, which commenced September 1, 2004, are not to exceed $1,800,000 in the aggregate. There was no expense under the agreement for 2011.

During 2011, the customer list was evaluated for impairment in accordance with FASB ASC 350. Impairment is measured by comparing the fair value of the customer list to its carrying value. If the fair value is less than the recorded amount, impairment exists and the impairment amount is written off. Management believes that the customers on the customer list are subject to attrition over time in the ordinary course of business. Accordingly, estimated impairment during 2011 of approximately 10% of the purchase price of the list was charged to operations in the accompanying financial statements.

NOTE K – CLEARING BROKER-DEALERS

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The fully disclosed correspondent/clearing agreements require deposits with the clearing firms. Provided that the Company is not in default of its obligations or liabilities to the clearing firms, the clearing firms will return the security deposits following termination of the fully disclosed correspondent/clearing agreements.

NOTE L – NET LOSS

The Company had losses in 2011 and 2010 of approximately $1,894,000 and $609,002, respectively. The Company's members have represented that they intend to make capital contributions, as needed, to insure that the Company has adequate working capital and net capital to continue in business until at least January 1, 2013.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE M – RELATED PARTY TRANSACTIONS

The Company's errors and omissions insurance policy is owned by a related company. The company pays one-twelfth of the annual premium to the related company each month. The amount of payments to the related company for the year ended December 31, 2011 was approximately $702,000.

J. P. TURNER & COMPANY, L.L.C.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2011

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2011

Net Capital	
Total members' equity qualified for net capital	$ 2,866,400
Deduction for non-allowable assets:	
Advances to employees	(1,531,448)
Non-allowable receivables	(52,333)
Property and equipment	(82,678)
Other assets	(325,693)
Customer list	(54,000)
Due from related parties	(4,805)
Net Capital, before haircuts	815,443
Haircuts on securities	(149,796)
Net Capital	$ 665,647
Aggregate Indebtedness:	
Total liabilities, less securities sold not yet purchased and deferred revenue	$ 5,636,622
Computation of Basic Net Capital Requirement:	
Minimum net capital required at 6.67% of aggregate indebtedness	$ 375,963
Net capital pursuant to market making activity	$ 250,000
Excess net capital	$ 289,684
Ratio of aggregate indebtedness to net capital	8.47 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART IIA OF FORM X-17-A-5 AS OF DECEMBER 31, 2011)

Net capital as reported in Part IIA of Form X-17a-5	$ 795,442
Adjustment to accrual litigation cost	(84,000)
Reclassification of credit balance to liabilities	(49,273)
Change in haircuts	3,478
Net capital as reported above	$ 665,647

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

Note - The Company is exempt under paragraph (k)(2)(ii) of the rule as a Broker-Dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

Note - The Company is exempt under paragraph (k)(2)(ii) of the rule as a Broker/Dealer which does not carry customer accounts.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
J. P. Turner & Company, L.L.C.

In planning and performing our audit of the financial statements of J. P. Turner & Company, L.L.C. for the year ended December 31, 2011, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. P. Turner & Company, L.L.C., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board for Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Atlanta, Georgia
February 27, 2012

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S GENERAL ASSESSMENT RECONCILIATION

To the Members of J. P. Turner & Company, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by J. P. Turner & Company, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. P. Turner & Company, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J. P. Turner & Company, L.L.C.'s management is responsible for J. P. Turner & Company, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year then ended noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050156 FINRA DEC
JP TURNER & COMPANY LLC 16*16
ONE BUCKHEAD PLAZA
3060 PEACHTREE RD NW 11TH FL
ATLANTA GA 30305-2234

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Fisher 404-479-8115

2. A. General Assessment (item 2e from page 2) $ 117,270.73

B. Less payment made with SIPC-6 filed (exclude interest) (69,800.68)
7/28/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 47,470.05

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 47,470.05

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 47,470.05

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JP Turner + Co. LLC
(Name of Corporation, Partnership or other organization)

Steven Fisher
(Authorized Signature)

Dated the 27 day of February, 2012.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 65,125,430
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16437563
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	831628
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	947948
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	18,217,139
2d. SIPC Net Operating Revenues	$ 46,908,291
2e. General Assessment @ .0025	$ 117,270.73

(to page 1, line 2.A.)